HARRIS & HARRIS GROUP LETTERHEAD


      						May 29, 2008


Mr. Larry Greene, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

      Re:  Harris & Harris Group, Inc. (the "Company")
	   File Number 333-138996

Dear Mr. Greene:

We received your verbal comments regarding Post-Effective Amendment No. 3 to our Registration Statement on Form N-2 (File No. 333-138996) under the Securities Act of 1933 (the "1933 Act") filed with the Securities and Exchange Commission (the "Commission") on April 4, 2008.

We have considered your comments and our responses and changes are discussed below. These changes have been reflected in Pre-Effective Amendment No. 4 to our Registration Statement on Form N-2 (the "Registration Statement").

In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments, changes to disclosure in response to staff comments or the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in your review of our filing or in response to your comments on our filing.

For ease of reference, the comments of the staff of the Commission are set forth below in italics. The response of the Company to each of the staff's comments is set forth immediately below the text of the comment to which it relates. Capitalized terms not defined herein have the meanings assigned to such terms in the Registration Statement. Unless otherwise indicated, page references are to the pages in the prospectus (the "Prospectus") included in Post-Effective Amendment No. 4 to the Registration Statement.

The Company's responses to your comments are as follows:

General
-------

1.   	The Company should respond to these comments in writing by the
EDGAR system, include the standard tandy language and submit the correspondence separately and not in connection with any other filing.


 	We have complied with this comment.

2. Is the signature page deficient? Did signers of the filing sign by power of attorney?

      	The signature page is not deficient. All non-employee directors signed the Registration Statement by Power of Attorney. See item (s) on Page C-3, which indicates that the Powers of Attorney were filed with the initial filing of the registration statement on Form N-2 filed with the Commission on November 29, 2006, and an additional Power of Attorney was filed for a new director with Pre-Effective Amendment No. 2 to our registration statement on Form N-2 filed on April 23, 2007.

3. On the facing page, the Company marked the box for a shelf offering pursuant to Rule 415. The table below indicates that the Company is seeking to register more shares than those that were already registered. The Post-Effective Amendment must relate to shares that have already been registered and new shares can be registered only with a new registration statement.

	We registered 4,000,000 shares pursuant to our initial registration statement on Form N-2 filed with the Commission on November 29, 2006, which was declared effective on May 11, 2007. In June of 2007, we sold 1,300,000 shares of the 4,000,000 off the shelf. In response to the staff's comment, we have amended the table on the facing page to indicate that the current amount of shares registered is 2,700,000. Please see the facing page.

4. Please explain why the Company filed a POS 8C with a one page letter to the staff on April 3, 2008.

	On April 3, 2008, the Company filed Post-Effective Amendment No. 2 to the Company's Registration Statement on Form N-2 under the 1933 Act (Accession Number 0001144204-08-020241). Due to printer error, the amendment was incorrectly submitted under the 1933 Act (File No. 333-138996) and the Investment Company Act of 1940 (File No. 811-07074). The amendment should have only been filed under the 1933 Act (File No. 333-138996). We contacted the Commission to receive guidance on how to rectify the issue. We were advised that we should file a Form AW to withdraw the 1933 Act filing, and because there is no official way to withdraw a 1940 Act filing, we should file a letter using the POS 8C submission header to alert the Staff to disregard the 1940 Act filing. We then filed Post-Effective Amendment No. 3 to our registration statement on Form N-2 solely under the 1933 Act. Before proceeding with any of these corrective filings, I spoke with Mr. Pfordte to confirm this plan of action.

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

Prospectus Summary
------------------

5. Please clarify the language in the disclosure regarding how many portfolios you have. You refer to your venture capital portfolio, your active portfolio and your "Tiny Tech for Cleantech" portfolio.

 	We have complied with this comment.  Please see pages 1 and 35.

6. On page 1 of the Prospectus Summary, you disclose that you typically invest as part of a syndicate of venture capital firms. Please supplementally inform the staff whether any of the members of any of the syndicates are affiliates of the Company.

	None of the co-investors that make up any of our syndicates are affiliates of the Company.

7. On page 2 of the Prospectus Summary, a sentence in the last paragraph reads: "As is usual in the venture capital industry, our venture capital investments are generally in convertible preferred stock, which is usually the most senior security in a portfolio company's equity capital structure until the company has substantial revenues, and which gives us seniority over the holders of common stock (usually including the founders) while preserving fully our participation in the upside potential of the portfolio company through the conversion feature." Please add disclosure whether any of your investments are in subprime debt, including auction rate securities.

 	We have no investments in subprime debt or auction rate securities.

8. On page 4 of the Prospectus Summary, you removed a risk factor stating "public perception(s) of ethical and social issues, including health and environmental risks regarding nanotechnology, may limit or discourage the use of nanotechnology enabled products, which could reduce our portfolio companies' revenues and harm our business." Please explain why.

	The risk factor was not removed, but was combined with the immediately preceding risk factor owing to the similarity of the two risk factors. Please see page 25.

9. On page 5 of the Prospectus Summary - risks related to this offering, you state in the fourth bullet point that the board intends to grant stock options. Where in the Registration Statement is this topic discussed more fully? Please confirm that the equity incentive plan is a compensation plan pursuant to Section 61(a)(3)(B) of the 1940 Act. Please disclose more fully the dilutive effect of the issuance of options pursuant to the plan.

 	The topic of issuances pursuant to our equity incentive plan is discussed more fully in the Compensation Discussion & Analysis beginning on page 73 of the Registration Statement. Specifically, please see pages 76- 78 and the compensation charts that follow the Compensation Discussion & Analysis. We confirm that our equity incentive plan is a compensation plan pursuant to Section 61(a)(3)(B) of the 1940 Act. We have already included disclosure regarding this risk factor under the heading "Risk Factors" indicating that the board may grant options for up to 20 percent of the total shares of stock issued and outstanding. Please see page 33.


Prospectus
----------

10. On page 27 under the heading "Risk Factors," you disclose that unstable credit markets could adversely affect your portfolio companies, and you refer to "current credit conditions." Please explain what this condition is.

	We have complied with this comment by revising the disclosure to explain "current credit conditions." Please see page 25.


11. On page 36 under the heading "Risk Factors," in the risk factor regarding the equity incentive plan, you note that the Board of Directors intends to issue stock options to your employees pursuant to the equity incentive plan. Please disclose whether any of the employees who participate are officers of the Company. In the caption, you state that the Board of Directors intend to grant stock options, whereas in the text, you say that the Company's Compensation Committee may grant options for up to 20 percent of the total shares issued and outstanding. Please reconcile these two statements.

 	We have complied with this comment by clarifying that as of the date hereof, options have been granted to all ten officers and to two non-officer employees. We have also clarified that the Board of Directors intends to grant options to employees, and may grant up to 20 percent of the total shares issued and outstanding. Please see page 33.

12. You disclose that you have applied to the Commission for exemptive relief to issue restricted stock. Who is handling the application at the Commission?

        Marilyn Mann is the branch chief in charge of handling our exemptive application at the Commission.

13. Please add an undertaking to the registration statement that you have no intention to sell shares registered pursuant to this Registration Statement below net asset value?

        We have complied with this comment.  Please see page C-8.

        We believe that the above responses adequately respond to the concerns raised in your comments. We have filed Post-Effective Amendment No. 4 via the EDGAR system. Should you have any additional comments or concerns, please feel free to contact the undersigned at 212-582-0900 or Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP at 212-735-3000.


      						Sincerely,

						/s/ Sandra Matrick Forman
						-------------------------
      						Sandra Matrick Forman
cc:	Charles E. Harris
	Harris & Harris Group, Inc.

	Richard T. Prins
	Skadden, Arps, Slate, Meagher & Flom LLP

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